Exhibit 21.1
SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation
FS Arhaus Holding Inc.	Delaware
Homeworks Holdings, Inc.	Ohio
Arhaus, LLC	Delaware
Hines Hill Aviation, LLC	Ohio
Homeworks Logistics, LLC	Ohio
Arhaus Gift Cards, LLC	Ohio
TB Arhaus, LLC	Delaware
Northern Woods, LLC	Ohio
Arhaus Management, Inc.	Ohio